COMMON HORIZONS, INC.

February 28, 2005

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Ms. Amanda McManus
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Mail Stop 0409

Via fax: 202-942-9635

Re:     Common Horizons, Inc.
Registration Statement on Form SB-2
File No. 333-119366

Dear Ms. McManus:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Common Horizons, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 3:00 p.m. eastern standard time on March 1, 2005, or as soon thereafter as is practicable.

The Company acknowledges the following:

·	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Common Horizons, Inc.
By:

            /s/ Edward F. Panos
            Edward F. Panos
President, Chief Executive Officer, Chief Financial Officer & Director

620 Tam O’Shanter
Las Vegas, Nevada 89109
Tele: (702) 413-1205